SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the securities exchange act of 1934
(amendment no. 2)*

Theseus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88369M101
(CUSIP Number)

Kevin Tang

4747 Executive Drive, Suite 210

San Diego, CA 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,255,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,255,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,026
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,255,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,255,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,026
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,255,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,255,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON OO

Page 5 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS Concentra MERGER SUB II, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

Page 6 of 8 Pages

Explanatory Note

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Theseus Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on November 24, 2023, as amended by Amendment No. 1 to the Original Schedule 13D filed on December 27, 2023 (as amended, the “Statement” or “Schedule 13D”).

Items 4, 6 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

Tender Offer

On January 9, 2024, Concentra Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of Concentra (“Merger Sub”), commenced a cash tender offer to purchase all outstanding shares of Common Stock of the Issuer, as contemplated by the Merger Agreement. The tender offer is currently scheduled to expire at one minute past 11:59 p.m. Eastern Time on February 7, 2024, subject to the terms and conditions described in the offer to purchase dated January 9, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), the accompanying letter of transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Tender Offer”), and the Schedule TO filed on behalf of Merger Sub on January 9, 2024 (“Schedule TO”). The foregoing description of the Tender Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender Offer documentation, copies of which are attached hereto as exhibits and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The information set forth in Item 4 under the heading “Tender Offer” is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2:	Acquisition Proposal, dated November 24, 2023, sent from Concentra to the Issuer (previously filed)

Exhibit 3:

Agreement and Plan of Merger, dated December 22, 2023, by and among Theseus Pharmaceuticals, Inc., Concentra Biosciences, LLC and Concentra Merger Sub II, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 22, 2023) (previously filed)

Exhibit 4:	Schedule TO (incorporated by reference to that certain Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 5:	Offer to Purchase, dated January 9, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 6:	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 7:

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 8:

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 9:

Mutual Confidentiality Agreement, dated November 30, 2023, by and among the Issuer, TCP and Concentra (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 10:	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 11:	Limited Guaranty, dated December 22, 2023 (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024)

Exhibit 12:	Joint Filing Agreement, dated January 11, 2024, by and among the Reporting Persons

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 11, 2024

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

CONCENTRA MERGER SUB II, INC.

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 8 of 8 Pages

Exhibit 12

Joint Filing Agreement

In accordance with Rule 13d-1(k) and Rule 16a-3(j) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001, of Theseus Pharmaceuticals, Inc. This Agreement may be included as an Exhibit to such Schedule 13D.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

CONCENTRA MERGER SUB II, INC.

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer